UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                       COGENERATION CORPORATION OF AMERICA
                       -----------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)


                                   628950 10 7
                                   -----------
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                January 20, 1999
             -------------------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

         This  Amendment  No. 2 to  Schedule13D  modifies  and  supplements  the
Schedule 13D filed on May 8, 1997, as amended by Amendment No. 1 to Schedule 13D filed on November 5, 1998 (as amended, the "Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of COGENERATION CORPORATION OF AMERICA (formerly known as NRG Generating US Inc.) (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 4

         On January 20, 1999, Wexford Management LLC ("Wexford"), acting on behalf of Wexford Capital Partners II, L.P. and Wexford Overseas partners I, L.P., each of which is a shareholder of the Company, notified the Company, pursuant to and in accordance with the provisions of Section 1.11 of the By-laws of the Company, of its intent to nominate three individuals to serve as independent directors to the Company's Board of Directors. Pursuant to the Bylaws, such nominees will be submitted for approval at the next Annual Meeting of Shareholders. The Company's Board of Directors currently is comprised of eight persons, three of whom must be independent, as such term is defined in the By-laws. Two of the nominees selected by Wexford currently serve as independent directors to the Board of Directors. The third nominee is the Managing Member and President of Wexford.

         Except as described in this Item 4, the Company has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the assets of the Company or any of its subsidiaries, (ii) a sale or transfer or a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, Wexford retains its rights to modify its plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 7.

4. Letter, dated January 20, 1999, from Wexford Management LLC to Cogeneration Corporation of America..

                                   * * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 1999
                       WEXFORD CAPITAL PARTNERS II, L.P.

                       By:      WEXFORD CAPITAL II, L.P., general partner

                                By: WEXFORD CAPITAL CORPORATION, general partner

                                By:      /s/Arthur H. Amron
                                         ------------------
                                         Name: Arthur H. Amron
                                         Title: Vice President


                       WEXFORD OVERSEAS PARTNERS I, L.P.

                       By:      WEXFORD CAPITAL OVERSEAS, L.P., general partner

                                By:   WEXFORD CAPITAL LIMITED, general partner

                                      By:  /s/Charles E. Davidson
                                           ----------------------
                                           Name:    Charles E. Davidson
                                           Title:   President


                       WEXFORD CAPITAL II, LP

                       By:      WEXFORD CAPITAL CORPORATION., general partner

                                By:        /s/Arthur H. Amron
                                           ------------------------
                                           Name:    Arthur H. Amron
                                           Title:   Vice President


                       WEXFORD CAPITAL CORPORATION., general partner

                       By:                 /s/Arthur H. Amron
                                           ------------------------
                                           Name:    Arthur H. Amron
                                           Title:   Vice President


                       WEXFORD MANAGEMENT, LLC

                       By:                 /s/Arthur H. Amron
                                           ------------------------
                                           Name:    Arthur H. Amron
                                           Title:   Senior Vice President

                       WEXFORD CAPITAL OVERSEAS, L.P

                       By:      WEXFORD CAPITAL LIMITED, general partner

                                BY:        /s/Charles E. Davidson
                                           ----------------------
                                Name:      Charles E. Davidson
                                Title:     President


                       WEXFORD CAPITAL LIMITED

                                By:        /s/Charles E. Davidson
                                           ----------------------
                                Name:      Charles E. Davidson
                                Title:     President

                       /s/ Charles E. Davidson
                       -----------------------
                       CHARLES E. DAVIDSON


                       /s/ Joseph M. Jacobs
                       --------------------
                       JOSEPH M. JACOBS

                                  EXHIBIT INDEX


         1.       Letter, dated January 20, 1999

                                                          WEXFORD MANAGEMENT LLC
                                                          411 West Putnam Avenue
                                                             Greenwich, CT 06830
                                                                  (203) 862-7000

                                                           Direct Dial: 862-7012
                                                            Direct Fax: 862-7312
                                                      E-Mail: aamron@wexford.com


January 20, 1999

Thomas Osteraas
General Counsel & Corporate Secretary
Cogeneration Corporation of America
One Carlson Parkway
Suite 240
Minneapolis, MN  55447

Fax No. 612-745-7901

                      Nominations for Independent Director

Dear Mr. Osteraas:

We are writing on behalf of Wexford Capital Partners II, L.P. ("WCP") and Wexford Overseas Partners I, L.P. ("WOP" and collectively with WCP, "the Wexford Funds"), each of which are shareholders of Cogeneration Corporation of America ("CCA" or the "Company"). Together the Wexford Funds hold 443,976 shares of CCA stock, and are the largest outside shareholders of the Company.

Pursuant to subparagraph C of Section 1.11 of the Company's bylaws, the Wexford Funds nominate the following persons to serve as independent directors of the
Company:

         Larry Littman
         Charles Thayer
         Joseph Jacobs

We understand that the nominees will be submitted for approval at the upcoming shareholder meeting. The Wexford Funds intend to appear at that meeting, in person or by proxy, to nominate the nominees.

With respect to Mr. Jacobs, the only nominee who is not a current director of the Company, we are providing the following additional information:

Address:

                  c/o Wexford Management LLC
                  411 West Putnam Avenue
                  Greenwich, CT  06830

Description of Affiliation/Arrangements with Nominee:

         Mr. Jacobs is a Managing Member and the President of Wexford Management LLC, a registered investment advisor which acts as the investment manager to each of the Wexford Funds and as the Administrator to WOP. In addition, Mr. Jacobs is a Managing Shareholder and Vice President of Wexford Capital Corp., the ultimate general partner of WCP, and a shareholder of Wexford Capital Limited, the ultimate general partner of WOP. Neither Wexford Management nor the Wexford Funds has any specific arrangement with Mr. Jacobs relating to his nomination as a director of CCA.

Thomas Osteraas
January 20, 1999
Page 7

         Neither Wexford Management nor the Wexford Funds has any arrangement with either Mr. Littman or Mr. Thayer relating to their nomination as directors of CCA.

         Neither Wexford Management nor the Wexford Funds has any arrangement with any other person pursuant to which these nominations are made, however, we call your attention to the letter agreement dated October 27, 1998 between Wexford Management and NRG Energy, Inc., a copy of which was filed as an exhibit to Amendment No. 1 to the Schedule 13D filed by Wexford Management, the Wexford Funds and certain affiliated persons and entities (including Mr. Jacobs). For your convenience, I am enclosing a copy of the letter agreement.

Biographical Statement:

         Enclosed is a biographical statement relating to Mr. Jacobs.

Consent of Nominee:

         Enclosed is Mr. Jacobs' consent to his nomination as a director of the Company.

         If you have any questions or require any additional information, please call me. Thank you for your assistance.

Sincerely,


Arthur H. Amron
General Counsel

Cc:      Joseph Jacobs